UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **May 1, 2008**

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	**001-01072**	**53-0127880**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement.

See Item 2.03 below.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On May 1, 2008, Potomac Electric Power Company ("Pepco") entered into a Loan Agreement with Wachovia Bank, National Association ("Wachovia") under which it has borrowed $25 million for a 364-day term (the "Wachovia Loan Agreement"). The interest rate payable is based on the prevailing Eurodollar rate for the applicable interest period, plus 0.60% per annum. Pepco is entitled to elect interest periods of one, two, three or six months. Alternatively, Pepco may elect to convert the interest rate to a daily rate equal to the greater of (i) Wachovia's prime rate and (ii) the federal funds rate plus 0.5%. The principal amount of the loan is payable on April 30, 2009. The loan may be prepaid by Pepco in whole or in part without premium or penalty on three business days' notice. Amounts prepaid may not be re-borrowed. The indebtedness under the Wachovia Loan Agreement is unsecured.

On May 2, 2008, Pepco entered into a Loan Agreement with Mizuho Corporate Bank (USA) ("Mizuho", and together with Wachovia, the "Lenders") under which it has borrowed $25 million (the "Mizuho Loan Agreement", and together with the Wachovia Loan Agreement, the "Loan Agreements"). The interest rate payable is based on the prevailing Eurodollar rate for the applicable interest period, plus 0.60% per annum. Pepco is entitled to elect interest periods of one, two, three or six months. Alternatively, Pepco may elect to convert the interest rate to a daily rate equal to the greater of (i) the Mizuho's prime rate and (ii) the federal funds rate plus 0.6%. The principal amount of the loan is payable on September 30, 2008. The loan may be prepaid by Pepco in whole or in part without premium or penalty on three business days' notice. Amounts prepaid may not be re-borrowed. The indebtedness under the Mizuho Loan Agreement is unsecured.

Each of the Loan Agreements contains customary financial and other covenants that, if not satisfied, could result in the acceleration of repayment of each loan. Among these covenants are (i) the requirement that Pepco maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the Loan Agreements, (ii) a restriction on sales or other dispositions of assets, other than sales and dispositions permitted by the Loan Agreements and (iii) a restriction on the incurrence of liens on the assets of Pepco or any of its significant subsidiaries, other than liens permitted by the Loan Agreements. Each of the Loan Agreements also contains a number of customary events of default that could result in the acceleration of repayment of the loan, including (i) the failure of Pepco or any of its significant subsidiaries to pay when due, or the acceleration of, certain indebtedness under other borrowing arrangements, (ii) certain bankruptcy events, judgments or decrees against Pepco or its significant subsidiaries and (iii) a change in control (as defined in the Loan Agreements) of Pepco Holdings, Inc. ("PHI") or the failure of PHI to own all of the voting stock of Pepco. Neither Loan Agreement includes any ratings triggers.

The Lenders or their affiliates have provided investment or commercial banking services to Pepco and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Item 9.01.   Financial Statements and Exhibits.

      10.1   Loan Agreement, dated as of May 1, 2008, between Potomac Electric Power Company and Wachovia Bank, National Association.

      10.2   Loan Agreement, dated as of May 2, 2008, between Potomac Electric Power Company and Mizuho Corporate Bank (USA).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY
(Registrant)

Date   May 6, 2008   /s/ P. H. Barry

                                Name: Paul H. Barry
                                Title: Senior Vice President and
                                            Chief Financial Officer